As filed with the Securities and Exchange	Registration No.
Commission on December 1, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. ___	[ ]
Post-Effective Amendment No. ___	[ ]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices)

(800) 525-9852
Depositor's Telephone Number, including Area Code

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities being Registered: ING Corporate Advantage Flexible Premium Variable Universal Life Insurance Policies.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING CORPORATE ADVANTAGE VUL A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY issued by Security Life of Denver Insurance Company and its Security Life Separate Account L1
The Policy	The Fund Families
Is issued by Security Life of Denver Insurance Company.	Funds from the following fund families are available through the policy.
Is returnable by you during the free look period if you are not satisfied.
Premium Payments
Are flexible, so the premium amount and frequency may vary.	American Funds Insurance Series
Are allocated to the variable account and the fixed account, based on your instructions.
Are subject to specified fees and charges.	Fidelity® Variable Insurance Products Funds
The Policy Value
Is the sum of your holdings in the fixed account, the variable account and the loan account.	ING Investors Trust
ING Partners, Inc.
Has no guaranteed minimum value under the variable account. The value varies with the value of the sub-accounts you select.	ING VP Portfolios
Neuberger Berman Advisers Management Trust
Has a minimum guaranteed rate of return for amounts in the fixed account.
Is subject to specified fees and charges including possible surrender charges.
Death Benefit Proceeds	Pioneer Variable Contracts Trust
Are paid if your policy is in force when the insured person dies.
Are calculated under your choice of options:	Putnam Variable Trust

  Option 1 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;

  Option 2 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or

  Option 3 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Are equal to the total base death benefit plus any rider benefits minus any outstanding loans, accrued loan interest and unpaid fees and charges.
Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.
This prospectus describes what you should know before purchasing the ING Executive Benefit variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is February 11, 2005

TABLE OF CONTENTS
	Page		Page
POLICY SUMMARY .............................	3	Termination of Coverage ................................	42
The Policy's Features and Benefits ...............	3	TAX CONSIDERATIONS ............................	43
Factors You Should Consider Before		Tax Status of the Company ..............................	44
Purchasing a Policy ............................	6	Tax Status of the Policy .................................	44
Fees and Charges ....................................	8	Diversification and Investor Control Requirements .	45
THE COMPANY, THE FIXED ACCOUNT		Tax Treatment of Policy Death Benefits ..............	45
AND THE VARIABLE ACCOUNT ......	18	Distributions Other than Death Benefits ...............	45
Security Life of Denver Insurance Company ....	18	Other Tax Matters ........................................	47
The Investment Options ............................	18	ADDITIONAL INFORMATION ....................	50
DETAILED INFORMATION ABOUT THE		General Policy Provisions ...............................	50
POLICY ........................................	21	Distribution of the Policies ..............................	56
Purchasing a Policy .................................	21	Trading - Industry Developments.......................	57
Fees and Charges ....................................	24	Legal Proceedings ........................................	58
Death Benefits .......................................	27	Financial Statements .....................................	58
Optional Term Insurance Rider Benefit ...........	32	APPENDIX A ............................................	A-1
Policy Value ..........................................	33	APPENDIX B ............................................	B-1
Special Features and Benefits ....................	36	MORE INFORMATION IS AVAILABLE ........	Back Cover

TERMS TO UNDERSTAND
The following is a list of some of the key defined terms and the page number on which each is defined:
Term	Page Where Defined	Term	Page Where Defined
Age	21	Net Policy Value	5
Fixed Account .	3	Policy Date	21
Fixed Account Value	34	Policy Value	1
Loan Account	35	Surrender Value	5
Loan Account Value	35	Valuation Date	34
Monthly Processing Date	25	Variable Account	3
Net Premium	3	Variable Account Value	34

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

You may contact us about the policy at our:	Customer Service Center P.O. Box 724927 Atlanta, GA 30119 1-866-790-1988

2 - ING Corporate Advantage VUL
POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits
Temporary Insurance See Temporary Insurance, page 23.

  If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied.

  The maximum amount of temporary insurance is $4.5 million per insured person, which includes other in-force coverage you have with us.

  Temporary insurance may not be available in all states.

Free Look Period See Free Look Period, page 23.

  During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.

  The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.

  Generally, there are two types of free look refunds:

Some states require a return of all premium we have received; and Other states require that we return your policy value plus a refund of all fees and charges deducted.

  The length of the free look period and the free look refund that applies in your state will be stated in your policy.

  During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the sub-accounts will be allocated to the ING Liquid Assets Portfolio until after the free look period ends.

Premium Payments See Premium Payments, page 21.

  You choose when to pay and how much to pay.

  You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse.

  You cannot pay additional premiums after age 100.

  We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code.

  We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.

Investment Options See The Investment Options, page 18.

  You may allocate your net premiums to the Security Life Separate Account L1 (the "variable account") and to our fixed account.

  The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund.

  Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value.

  The fixed account is part of our general account which consists of all of our assets other than those in our separate accounts (including the variable account).

  We credit interest of at least 3.00% per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount.

ING Corporate Advantage VUL - 3

Death Benefits See Death Benefits, page 27.

  Death benefits are paid if your policy is in force when the insured person dies.

  Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.

  There are three death benefit options available under your policy:

  Option 1 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;

  Option 2 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or

  Option 3 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

  After age 100 the death benefit will equal 101% of the policy value, regardless of which death benefit option is in effect.

  We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans, accrued loan interest and unpaid fees and charges.

  The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Transfers See Transfers, page 37.

  You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose.

  There are certain restrictions on transfers from the fixed account.

  We do not charge for transfers.

Dollar Cost Averaging See Dollar Cost Averaging, page 38.

  Dollar cost averaging is a systematic program of transferring policy values to selected sub-accounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low.

  Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

  There are certain conditions on participation in the dollar cost averaging program, but there is no charge to participate in the dollar cost averaging program.

Automatic Rebalancing See Automatic Rebalancing, page 39.

  Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen.

  Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

  There are certain conditions on participation in the automatic rebalancing program, but there is no charge to participate in the automatic rebalancing program.

4 - ING Corporate Advantage VUL

Loans See Loans, page 36.

  After the first policy month, you may take loans against the value of your policy.

  A loan is generally limited to your policy value minus any outstanding loan amount and accrued loan interest (the "net policy value") less the periodic fees and charges and loan interest on any existing loan amount to your next policy anniversary.

  When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account.

  We credit amounts held in the loan account with interest at an annual rate no less than 3.00%.

  We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter.

  Loans reduce your policy's death benefit and may cause your policy to lapse.

  Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.

Partial Withdrawals See Partial Withdrawals, page 41.

  A partial withdrawal must be at least $500.

  We currently charge a fee of $10 for each partial withdrawal.

  Partial withdrawals reduce your policy's death benefit and policy value and may cause your policy to lapse.

  Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.

Surrenders See Surrender, page 42.

  You may surrender your policy for its surrender value at any time before the death of the insured person.

  Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest.

  All insurance coverage ends on the date we receive your surrender request.

  If you surrender your policy it cannot be reinstated.

  Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.

Reinstatement See Reinstatement, page 43.

  You may reinstate your policy and riders within five years of the beginning date of the grace period if you still own the policy and did not surrender it and the insured person is still insurable.

  You will need to pay the required reinstatement premium.

  If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

  A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes.

  Reinstating your policy may have tax consequences, and you should consult with a tax adviser before reinstating your policy.

Term Insurance Rider See Optional Term Insurance Rider Benefit, page 32.	You may add the optional Term Insurance Rider benefit to your policy. We deduct additional monthly charges for this rider benefit. This rider may not be available under your policy or in your state.

ING Corporate Advantage VUL - 5

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage

  The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy.

  You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

Fees and Charges See Fees and Charges, page 24.

  The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy.

  We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Lapse See Lapse, page 42.

  Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date your net policy value is not enough to pay the periodic fees and charges when due.

  If you meet this condition, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.

  If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value.

  Partial withdrawals and loans have an adverse impact on your net policy value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.

Investment Risk See The Variable Account, page 19.	You should evaluate the policy's long-term investment potential and risks before purchasing a policy. For amounts you allocate to the sub-accounts of the variable account:

  Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;

  You assume the risk that your values may decline or may not perform to your expectations;

  Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;

  Each fund has various investment risks, and some funds are riskier than others;

  You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account; and

  There is no assurance that any fund will achieve its stated investment objective.

For amounts you allocate to the fixed account:
Interest rates we declare will change over time; and You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

6 - ING Corporate Advantage VUL

Exchanges See Purchasing a Policy, page 21.

  Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you.

  Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation.

  Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

Taxation See TAX CONSIDERATIONS, page 43.

  Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.

  Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:

Reduction in the amount of your insurance coverage; Partial withdrawals; Loans; Surrender; Lapse; and Reinstatement.

  In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.

  There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

  Consult with a qualified legal or tax adviser before you purchase a policy.

Sales Compensation See Distribution of the Policies, page 56.	We pay compensation to broker/dealers who sell the policy, but this compensation will not affect the fees and charges you will pay for the policy.
Other Products

  We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs.

  Contact your agent/registered representative if you would like information about these other products.

ING Corporate Advantage VUL - 7

Fees and Charges
The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges deducted at the time you make a premium payment, make a partial withdrawal or request an excess illustration. See Fees and Charges - Transaction Fees and Charges, page 24.

Charge	When Deducted	Amount Deducted
Premium Expense Charge	Deducted when you make a premium payment.	Tax Charge 4.00% of each premium payment. Sales Charge 7.00% of each premium payment during policy years 1-10, and lower thereafter - current. 7.00% of each premium payment - guaranteed.
Partial Withdrawal Fee	Deducted when you take a partial withdrawal.	$10.
Excess Illustration Fee	Deducted each time you request an illustration after the first each policy year.	$0 - current. $25 - maximum.

8 - ING Corporate Advantage VUL

Periodic Fees and Charges The following table describes the fees and charges deducted each month on the monthly processing date, not including fund fees and expenses. See Fees and Charges - Periodic Fees and Charges, page 25.

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [1]	On the monthly processing date.	Minimum Rates per $1,000 of base insurance coverage -
$X.XX - current. $X.XX - guaranteed.
Maximum Rates per $1,000 of base insurance coverage -
$X.XX - current. $X.XX - guaranteed.
Rates for a representative insured person per $1,000 of base insurance coverage -
$X.XX - current. $X.XX - guaranteed. The representative insured person is a XXXXX, age XX in the XXXXXXXXXXXXX risk class.
Base Policy Acquisition Charge [2]	On the monthly processing date.	Minimum Rates per $1,000 of initial base insurance coverage -
$X.XX - current and guaranteed
Maximum Rates per $1,000 of initial base insurance coverage -
$X.XX - current and guaranteed
Rates for a representative insured person per $1,000 of initial base insurance coverage -
$X.XX - current and guaranteed
The representative insured person is age XX.
Mortality & Expense Risk Charge [3]	On the monthly processing date.	Percentage of policy value invested in the variable account -
0.01% (0.10% annually) - current. 0.03% (0.35% on an annually) - guaranteed.
Policy Charge	On the monthly processing date.	$10.00
Loan Interest Charge	Accrues daily but is due in arrears on each policy anniversary.	3.75% per annum of the loan amount in policy years 1-10, and lower thereafter.
[1]

The cost of insurance rates shown are for the first policy year for policies with guaranteed issue underwriting. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your base insurance coverage, the type of underwriting used to issue the policy and the insured person's age, gender, policy duration and risk class and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[2]

The base policy acquisition charge rates shown currently apply only in policy years 1-10, but they may apply in all policy years. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your initial base insurance coverage and the insured person's age. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[3]

The monthly mortality and expense risk charge rate has been rounded up to the nearest one hundredth of one percent. See Periodic Fees and Charges - Mortality and Expense Risk Charge, page 26, for the monthly rate without rounding.

ING Corporate Advantage VUL - 9

Optional Term Insurance Rider Charges The following table describes the charges deducted if you elect the optional Term Insurance Rider benefit. See Fees and Charges - Optional Term Insurance Rider Charges, page 27.

Charge	When Deducted	Amount Deducted
Term Rider Cost of Insurance Charge [4]	On the monthly processing date.	Minimum Rates per $1,000 of rider benefit -
$X.XX - current. $X.XX - guaranteed.
Maximum Rates per $1,000 of rider benefit -
$X.XX - current. $X.XX - guaranteed.
Rates for a representative insured person per $1,000 of rider benefit -
$X.XX - current. $X.XX - guaranteed. The representative insured person is a XXXXXX, age XX in the XXXXXXXXXX class.
Term Rider Acquisition Charge [5]	On the monthly processing date.	Minimum Rates per $1,000 of rider benefit -
$0.00 - current. $X.XX - guaranteed.
Maximum Rates per $1,000 of rider benefit -
$0.00 - current. $X.XX - guaranteed.
Rates for a representative insured person per $1,000 of rider benefit -
$0.00 - current. $X.XX - guaranteed. The representative insured person is a XXXXXX, age XX in the XXXXXXXXXX class.

[4]

The Term Rider cost of insurance rates shown are for the first policy year for policies with guaranteed issue underwriting. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your Term Insurance Rider coverage, the type of underwriting used to issue the policy and the insured person's age, gender, policy duration and risk class and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[5]

We currently do not assess the Term Rider acquisition charge, however, we reserve the right to assess this charge on future policies. The guaranteed rates have been rounded to the nearest penny. Consequently, the actual guaranteed rates are either more or less than these rounded rates. The rates that apply to you depend on the initial amount of your Term Insurance Rider coverage and the insured person's age. The guaranteed rates for the representative insured person listed above may be more or less than you would pay, and you should contact your agent/registered representative for information about the guaranteed rates that would apply to you.

10 - ING Corporate Advantage VUL

Fund Fees and Expenses. The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Total Fund Expenses (expenses deducted from fund assets)
	Minimum	Maximum
Total Gross Annual Fund Expenses [7]	X.XX%	X.XX%
Total Net Annual Fund Expenses [7,8]	X.XX%	X.XX%

[7]	Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.
[8]

The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses until at least May 1 2005. Out of all funds available through the policy, XX have contractual arrangements to reimburse or waive certain fees and expenses. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain levels for a specific period of time. See the Fund Expense Table on page 12 for more detailed information about these contractual arrangements. The minimum and maximum total net annual fund expenses shown take into account all of the available funds, not just those with contractual arrangements.

ING Corporate Advantage VUL - 11

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. See also Fees and Charges - Fund Fees and Expenses, page 27. The following figures are a percentage of the average net assets of each fund as of December 31, 2003.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
American Growth Fund (Class 2)
American Growth - Income Fund (Class 2)
American International Fund (Class 2)
Fidelity® VIP Asset Manager SM Portfolio (Service Class)
Fidelity® VIP Growth Portfolio (Service Class)
Fidelity® VIP Overseas Portfolio (Service Class)
ING Evergreen Health Sciences Portfolio (Class S)
ING Evergreen Omega Portfolio (Class I)
ING FMR Earnings Growth Portfolio (Class I)
ING Hard Assets Portfolio (Class I)
ING JP Morgan Value Opportunities Portfolio (Class S)
ING JP Morgan Small Cap Equity Portfolio (Class I)
ING Legg Mason Value Portfolio (Class I)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class I)
ING Marsico International Opportunities Portfolio (Class S)
ING Mercury Focus Value Portfolio (Class I)
ING MFS Mid Cap Growth Portfolio (Class I)
ING MFS Total Return Portfolio (Class I)
ING MFS Utilities Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class I)
ING Pioneer Portfolio (Class S)
ING Salomon Brothers Investors Portfolio (Class I)
ING Stock Index Portfolio (Class I)

12 - ING Corporate Advantage VUL

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING T. Rowe Price Capital Appreciation Portfolio (Class I)
ING T. Rowe Price Equity Income Portfolio (Class I)
ING UBS U.S. Balanced Portfolio (Class S)
ING Van Kampen Equity Growth Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (I Class)
ING JP Morgan Mid Cap Value Portfolio (I Class)
ING Oppenheimer Global Portfolio (I Class)
ING Oppenheimer Strategic Income Portfolio (S Class)
ING PIMCO Total Return Portfolio (I Class)
ING Salomon Brothers Aggressive Growth Port. (I Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
ING UBS U.S. Allocation Portfolio (I Class)
ING Van Kampen Comstock Portfolio (I Class)
ING VP Government Securities Portfolio (Class I)
ING VP High Yield Bond Portfolio (Class I)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)
ING VP MagnaCap Portfolio (Class I)
ING VP MidCap Opportunities Portfolio (Class I)
ING VP Real Estate Portfolio (Class S)
ING VP SmallCap Opportunities Portfolio (Class I)
ING VP Strategic Allocation Balanced Portfolio (Class I)
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Income Portfolio (Class I)

ING Corporate Advantage VUL - 13

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
Neuberger Berman AMT Growth Portfolio (Class I)
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I)
Pioneer Small Cap Value VCT Portfolio (Class I)
Putnam VT Small Cap Value Fund (Class IB)
Van Eck Worldwide Emerging Markets Fund (Initial Class)
[Figures and Footnotes to be added in the pre-effective amendment.]

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[Figures and Footnotes to be added in the pre-effective amendment.]

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[Figures and Footnotes to be added in the pre-effective amendment.]

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How the Policy Works
Your Premium You make a premium payment.
		_________________►	We deduct from each premium payment:
Premium Expense Charge Tax Charge. Sales Charge.

	Net Premium We allocate the net premium to the investment options you choose.	◄____________________

▼	▼
Fixed Account Amounts you allocate are held in our general account and earn a fixed rate of interest.	Variable Account Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.		The funds deduct:
		__________►	Investment Management Fees. Distribution (12b-1) Fees Other Expenses.

We deduct transaction fees and charges from your policy value:
		____►	Partial Withdrawal Fee. Excess Illustration Fee.
▼
Policy Value Your policy value equals the sum of your fixed account, variable account and loan account values.

	▲ | ▼		We deduct periodic fees and charges from your policy value:
Cost of Insurance Charge. Base Policy Acquisition Charge. Mortality and Expense Risk Charge. Policy Charge. Loan Interest Charge.
	Loan Account Amount set aside as collateral for policy loans.	____►

▲

▼
Interest Credited We credit interest on the amount held in the loan account.		Interest Charged We charge interest on your loan amount.

We deduct charges for the Term Insurance Rider benefit from your policy value:
____►

Term Rider Cost of Insurance Charge. Term Rider Acquisition Charge

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THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT
Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

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The Variable Account

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. When you allocate premium payments to a sub-account, you acquire accumulation units of that sub-account. You do not invest directly in or hold shares of the funds when you allocate premium payments to the sub-accounts of the variable account. See Appendix B for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser and investment objective. See the Fund Expense Table on page 12 for fund expense information.

More detailed information about a fund, including information about the risks associated with investing in the fund, is located in the fund's prospectus. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund available through the variable account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

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We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to the sub-accounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

  Change the investment objective;

  Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;

  Eliminate sub-accounts;

  Combine two or more sub-accounts;

  Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:

  A fund no longer suits the purposes of your policy;

  There is a change in laws or regulations;

  There is a change in the fund's investment objectives or restrictions;

  The fund is no longer available for investment; or

  Another reason we deem a substitution is appropriate.

  In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;

  Transfer assets related to your policy class to another separate account;

  Withdraw the variable account from registration under the 1940 Act;

  Operate the variable account as a management investment company under the 1940 Act;

  Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;

  Stop selling the policy;

  End any employer or plan trustee agreement with us under the agreement's terms;

  Limit or eliminate any voting rights for the variable account;

  Make any changes required by the 1940 Act or its rules or regulations; or

  Close a sub-account to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

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DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING Corporate Advantage variable universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Purchasing a Policy
To purchase a policy you must submit an application to us. On that application you will, among other things, select:

  The amount of your base insurance coverage (which generally must be at least $50,000);

  Your initial death benefit option;

  The death benefit qualification test to apply to your policy; and

  Whether to include coverage under the optional Term Insurance Rider.

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no younger than age 20 and no older than age 75. "Age" under the policy means the insured person's age on the birthday nearest to the policy date.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.
Premium Payments
Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

  You cannot pay additional premiums after age 100;

  We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;

  We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract;

  We may require proof that the insured person is still insurable before accepting any premium payment that would cause the net amount at risk to increase; and

  We may refuse to accept any premium that does not comply with our anti-money laundering program. See General Policy Provisions - Anti-Money Laundering, page 52.

After we deduct the premium expense charge from your premium payments, we apply the remaining premium (the "net premium") to your policy as described below.

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A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

Scheduled Premium. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

  We may limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to an unscheduled premium payment; and

  We will return premium payments which would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive net policy value which is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. See Termination of Coverage - Lapse, page 42.

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:
We receive the required initial premium; All issue requirements have been received by our customer service center; and We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the sub-accounts of the variable account in the sub-account which invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this sub-account to your selected sub-accounts, based on your most recent premium allocation instructions, at the earlier of the following dates:

Five days after the date we mailed your policy to you plus the length of your state free look period; or The date we receive your delivery receipt plus the length of the free look period.

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Thereafter, all net premium we receive will be allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%.

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the sub-accounts of the variable account directly into those sub-accounts.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
Refund of all premium we have received from you; or Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the sub-accounts. See Premium Payments - Allocation of Net Premium, page 22.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $4.5 million per insured person, which includes other in-force coverage we have on that insured person.

Temporary insurance coverage begins when all of the following events have occurred:

  You have completed and signed our temporary insurance coverage form;

  We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and

  The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:

  Five days after we mail the premium refund to the address on your application;

  Five days after we mail notice of termination to the address on your application;

  Your policy date;

  The date we refuse to issue a policy based on your application; or

  90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:

  There is a material misrepresentation in your answers on the temporary insurance coverage form;

  There is a material misrepresentation in statements on your application;

  The person or persons intended to be insured die by suicide or self-inflicted injury; or

  The bank does not honor your premium check or authorized withdrawal.

ING Corporate Advantage VUL - 23

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. See Premium Payments - Allocation of Net Premium, page 22.

Fees and Charges
We deduct fees and charges under the policy to compensate us for:

  Providing the insurance benefits of the policy (including rider benefits, if any);

  Administering the policy;

  Assuming certain risks in connection with the policy; and

  Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges
We deduct the following transaction fees and charges from your policy value each time you make certain transactions.
Premium Expense Charge. The premium expense charge is consists of the tax charge and the sales charge.

Tax Charge. We deduct 4.00% from each premium payment. This charge helps compensate us for the costs associated with state and local taxes and the federal income tax treatment of deferred acquisition costs.

Sales Charge. We currently deduct a sales charge of 7.00% from each premium payment during the first ten policy years, and 1.00% of each premium payment thereafter. This charge is guaranteed not to exceed 7.00% of each premium payment.

This charge helps compensate us for the costs associated with selling the policies, including promotional, advertising and distribution expenses.

Partial Withdrawal Fee. We deduct a $10 partial withdrawal fee each time you take a partial withdrawal from your policy. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

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Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your policy value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the sub-accounts and fixed account in the same proportion that your value in each has to your net policy value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for your total insurance coverage (your base insurance coverage plus any Term Insurance Rider coverage). The net amount at risk as calculated on each monthly processing date equals the difference between:

  Your current total death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and

  Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates for both the base policy and the optional Term Insurance Rider depend on the type of underwriting used to issue the policy and the insured person's age at issue, gender, risk class, policy duration and amount of insurance coverage on the policy date. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana. The rates that apply to you will be set forth in your policy. See the Fees and Charges - Periodic Fees and Charges table on page 9 for the minimum and maximum cost of insurance rates and the rates for a representative insured person. Fully and simplified underwritten policies may have lower current cost of insurance rates than policies issued on a guaranteed issue underwriting basis.

The cost of insurance charges for both the base policy and the optional Term Insurance Rider vary from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

  The net premium applied to your policy;

  The fees and charges we deduct;

  Any partial withdrawals you take;

  Interest earnings on the amounts allocated to the fixed account;

  Interest earned on amounts held in the loan account; and

  The investment performance of the funds underlying the sub-accounts of the variable account.

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There are no cost of insurance charges after age 100.

The cost of insurance charges compensates us for the ongoing costs of providing insurance coverage under the base policy and the optional Term Insurance Rider, including the expected cost of paying death benefits that may be more than your policy value.

Base Policy Acquisition Charge. Each month we deduct a base policy acquisition charge equal to the monthly base policy acquisition charge rates multiplied by the amount of your initial base insurance coverage divided by 1,000. The rates vary based on the insured person's age at issue. Currently, this charge decreases to zero after the tenth policy year. We reserve the right, however, to assess this charge in all policy years. The rates that apply to you and the duration of this charge will be set forth in your policy. See the Fees and Charges - Periodic Fees and Charges table on page 9 for the minimum and maximum base policy acquisition charge rates and the rates for a representative insured person.

This charge helps offset the costs we incur in selling, issuing and administering the policy, including costs associated with:

  Acquisition costs, including commissions we pay to your agent/registered representative;

  Conducting medical examinations;

  Processing applications;

  Underwriting;

  Billing and collecting premiums; and

  Processing claims and policy transactions.

Mortality and Expense Risk Charge. Each month we deduct from your policy value a mortality and expense risk charge currently equal to 0.0083% (0.10% annually) of the amount invested in the sub-accounts. This charge is guaranteed not to exceed 0.02917% (0.35% annually)

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the sub-accounts of the variable account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge of $10.
This charge helps compensate us for the costs associated with:
Establishing policy records; and Reporting and communicating with policy owners; and Overhead and other expenses.

Loan Interest Charge. We charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. See the Loans - Loan Interest section on page 36 for more information about the loan interest charge.

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Optional Term Insurance Rider Charges

There are separate cost of insurance and acquisition charges for the optional Term Insurance Rider coverage. See Periodic Fees and Charges - Cost of Insurance on page 25, the Fees and Charges - Optional Term Insurance Rider Charges table on page 27, and the Optional Term Insurance Rider Benefit section on page 32 for more information about this optional rider and the applicable charges.

Fund Fees and Expenses

Each fund deducts management fees from the amounts invested in the fund. In addition, certain funds deduct a distribution or 12b-1 fee which is used to finance any activity that is primarily intended to result in the sale of fund shares, and certain funds deduct a service fee which is used to compensate service providers for administrative and policy owner services provided on behalf of the funds. A fund's management fees, distribution (12b-1) fees, as applicable and other expenses are set by the fund and may change from year to year. They are deducted from the fund's assets and are not direct charges against a sub-account's assets or policy values. Rather, they are included when each underlying fund computes its net asset value, which is the share price used to calculate the unit values of the sub-accounts. See the Fund Expense Table on page 12 for details about each fund's management fees, distribution (12b-1) fees, other expenses and total annual fund expenses.

In addition to the fees and charges shown in the Fund Expense Table, we may, from time to time, receive other compensation from the funds or their affiliates. For example, the funds or their affiliates may make cash payments or provide expense reimbursements to us as an incentive for us to include the funds among the investment options available under the policy and to provide certain services to policy owners that relate to the investment options. More specifically, we may receive compensation from the investment advisers, administrators or distributors of the funds in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors of the funds. It is anticipated that such compensation will be based on assets of the particular funds attributable to the policy. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant. The payments and expense reimbursements made to us by the funds do not increase, directly or indirectly, the expenses shown in the Fund Expense Table.

For a more complete description of the funds' fees and expenses, review each fund's prospectus.
Death Benefits
You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $50,000 of base insurance coverage to issue your policy.

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The optional Term Insurance Rider provides the term insurance element of your coverage.

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It may be to your economic advantage to include part of your insurance coverage under the optional Term Insurance Rider. The optional Term Insurance Rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the optional Term Insurance Rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the insured person.

Changes in the Amount of Your Insurance Coverage

You may not increase the amount of your base insurance coverage (except that increases resulting from a death benefit option change are allowed). You may increase, however, the amount of coverage under the Term Insurance Rider after the first policy anniversary, subject to our current underwriting rules.

Subject to certain limitations, you may decrease the amount of your insurance coverage after the first policy year. Any change in the amount of will be effective on the next monthly processing date after we receive your written request. A death benefit option change may cause the amount of base insurance coverage to change.

There may be certain requirements that must be met before we will approve a change in the amount of your insurance coverage. After we approve such a request, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

A reduction in the amount of your insurance coverage must be for at least $1,000 and may not result in an amount of base insurance coverage below $25,000.
Requested reductions in insurance coverage may result in:
Reduced premium amounts; and Reduced cost of insurance charges.

Requested reductions in the amount of insurance coverage will first decrease the amount coverage, if any, under your Term Insurance Rider. We reduce the amount of your base insurance coverage only after your optional Term Insurance Rider coverage is reduced to zero.

We reserve the right not to approve a requested reduction in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested reduction in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Reducing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your amount of insurance coverage. See Distributions Other than Death Benefits - Modified Endowment Contracts, page 46.

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Insurance Coverage after Age 100

Your insurance coverage under the policy automatically continues in force beyond the policy anniversary nearest the insured person's 100th birthday ("age 100"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

  The amount of your death benefit equals your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;

  The optional Term Insurance Rider is terminated;

  Your net policy value is transferred into the fixed account and subsequent transfers into the sub-accounts are not allowed; and

  Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However, after age 100:
We accept no further premium payments; and We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed after age 100. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest after age 100.

If you wish to stop coverage after age 100, you may surrender your policy and receive the net policy value. All other normal consequences of surrender apply. See Termination of Coverage - Surrender, page 42.

Coverage after age 100 is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our customer service center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 95th birthday (if using the guideline premium test) or 100th birthday (if using the cash value accumulation test) are uncertain. You should consult a tax adviser as to those consequences. See Other Tax Matters - Continuation of a Policy, page 48.

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

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When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first monthly processing date and before age 100.

Option 1. Under death benefit option 1, the total death benefit is the greater of:

  The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death; or

  Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

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Under this option your total death benefit will remain level unless your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage. In this case, your death benefit will vary as the policy value varies.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2. Under death benefit option 2, the total death benefit is the greater of:

  The amount of your base insurance coverage and Term Insurance Rider coverage plus your policy value on the date of the insured person's death; or

  Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.
Option 3. Under death benefit option 3, the total death benefit is the greater of:

  The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death plus premiums paid minus withdrawals taken and partial withdrawal fees assessed; or

  Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as you pay premiums and take withdrawals or if your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage plus premiums paid minus withdrawals taken.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your total insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit option 2. If you require a specific death benefit which would include a return of the premium paid, death benefit option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first monthly processing date and before age 100 you may be able to change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes. You may not change your death benefit option if your death benefit is currently equal to your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

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Changing your death benefit option may reduce or increase the amount of your total insurance coverage. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

Change From:	Change To:	Base Insurance Coverage Following the Change:
Option 2	Option 1	Your base insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

If we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Although a death benefit option change may cause the amount of your total insurance coverage to change, it will not affect the amount of coverage you may have under the optional Term Insurance Rider. See Optional Term Insurance Rider Benefit, page 32.

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.
Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

  The total death benefit provided by your base policy and the Term Insurance Rider, if any, minus

  Any outstanding loan amount plus accrued loan interest; minus

  Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.
Optional Term Insurance Rider Benefit

Your policy may include an optional Term Insurance Rider benefit. This optional rider has additional charges, but you may cancel it at any time. Adding or canceling riders may have tax consequences. See Distributions Other than Death Benefits - Modified Endowment Contracts, page 46.

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The following information does not include all of the terms and conditions of the optional Term Insurance Rider, and you should refer to the rider to fully understand its benefits and limitations. This rider may not be available under your policy. Contact your agent/registered representative for availability the availability of this optional rider.

You can increase the amount of your total insurance coverage under the policy by adding coverage under the optional Term Insurance Rider. The optional Term Insurance Rider provides an additional level term insurance benefit if the insured person dies before age 100. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us.

Beginning one year after the policy date, you can increase or decrease the amount of coverage under this rider by sending a written request to our Customer Service Center. Changes in coverage must be at least $1,000 and are subject to the following conditions:

  Any request for increased coverage under this rider must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured person is still insurable at the original premium class and risk rating factor according to our normal underwriting rules;

  Any increase in coverage under this rider will be effective on the monthly processing date on or immediately following our approval of the application;

  Any decrease in coverage will be effective on the monthly processing date on or immediately following our receipt of your written request to reduce coverage; and

  Any decrease in coverage will first reduce the term insurance coverage under this rider before the base insurance coverage under the policy is reduced.

You should consider the following factors when deciding whether to add optional Term Insurance Rider coverage to your base coverage under the policy:

  There are separate cost of insurance and acquisition charges for coverage under this rider (See Periodic Fees and Charges - Cost of Insurance, page 25, and Fees and Charges - Optional Term Insurance Rider Charges table, page 10);

  A partial withdrawal may reduce coverage under this rider; and

  This rider has no cash value and provides no growth potential.

Coverage under this rider will terminate on the earliest of the following dates:

  The expiration of the grace period under the policy;

  Termination or surrender of the policy;

  The policy anniversary nearest the insured person's 100th birthday; and

  Receipt by us of a written request to cancel this rider. Cancellation will be effective on the next monthly processing date following our receipt of your written cancellation request.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:
  The net premium applied to your policy;
  The fees and charges that we deduct;
  Any partial withdrawals you take;
  Interest earned on amounts allocated to the fixed account;
  The investment performance of the funds underlying the sub-accounts of the variable account; and
  Interest earned on amounts held in the loan account.

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Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. See The Investment Options - The Fixed Account, page 18.

Variable Account Value
Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

Determining Values in the Sub-Accounts. The value of the amount invested in each sub-account is measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each sub-account varies with the investment performance of its underlying fund. It reflects:
Investment income; Realized and unrealized gains and losses; Fund expenses; and Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.
We redeem accumulation units:

  When amounts are transferred from a sub-account (including transfers to the loan account);

  For the monthly deduction of the periodic fees and charges from your policy value;

  For policy transaction fees (including fund redemption fees, if any);

  When you take a partial withdrawal;

  If you surrender your policy; and

  To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

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The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on investment performance of the corresponding funds. There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.
We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
The accumulation unit value for the preceding valuation date, multiplied by The sub-account's accumulation experience factor for the valuation period.
Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.
We calculate an accumulation experience factor for each sub-account every valuation date as follows:

  We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;

  We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;

  We subtract a charge for taxes, if applicable; and

  We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount, including interest which we credit. See Special Features and Benefits - Loans, page 36.

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You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.
Special Features and Benefits
Refund of Premium Expense and Base Policy Acquisition Charges

If you surrender your policy within the first two policy years and your policy has not lapsed, we will refund the following percentages of the premium expense charge and base policy acquisition charge we deducted from your premium payments and policy value during the first policy year.

Policy Year of Surrender	Percentage of First Policy Year Premium Expense Charge Refund	Percentage of First Policy Year Base Policy Acquisition Charge Refund
1	40%	40%
2	20%	20%

Loans

You may borrow money from us at any time after the first monthly processing date by using your policy as collateral for the loan. Unless state law requires otherwise, the maximum amount you may borrow is limited to your net policy value minus the monthly periodic fees and charges to your next policy anniversary and accrued but unpaid loan interest to your next policy anniversary.

Your loan request must be directed to our customer service center. When you request a loan the loan collateral will be taken from each active investment option you have, including the fixed account, in the same proportion that your value in each bears to your policy value.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest which we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options and allocated in the same proportion that your value in each bears to your policy value.

We also charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

Loan Repayment. You may repay your loan at any time. We generally assume that payments you make are premium payments. You must tell us if you want a payment to be used to repay a loan, however, we reserve the right to treat a payment as a loan repayment.

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When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation.
Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

  If you do not make loan repayments your policy could lapse if your loan amount plus accrued interest is greater than your policy value;

  Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;

  Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;

  Even if you repay your loan, it will have a permanent effect on your policy value;

  After age 100 if you have a loan, loan interest continues to accrue and could cause your policy to lapse;

  If you do not repay your loan we will deduct any outstanding loan amount plus accrued loan interest from amounts payable under the policy; and

  Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. See TAX CONSIDERATIONS - Distributions Other than Death Benefits, page 45.

Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions, limits or charges (including redemption fees) that we or the funds whose shares are involved may impose, including:

  If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;

  The minimum amount you may transfer is $100;

  If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and

  We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the sub-accounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the sub-accounts of the variable account may be made only during the first 30 days of each policy year and are limited to the greater of:
25% of your fixed account value at the time of the first such transfer in a policy year; The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or $100.

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We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000 invested in a sub-account which invests in either the ING Liquid Assets Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio (the "source sub-account"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of sub-account value from the source sub-account to one or more of the other sub-accounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source sub-account cannot be included in your automatic rebalancing program.
Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.
You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

  The date you specify;

  The date your balance in the source sub-account is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source sub-account to the other sub-accounts you have selected; or

  Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

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Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source sub-account for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the loan account.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the fixed account, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the fixed account.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:

  Increased trading and transaction costs;

  Forced and unplanned portfolio turnover;

  Lost opportunity costs; and

  Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.

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We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:

  Exceeds our then-current monitoring standard for excessive trading;

  Is identified as problematic by an underlying fund;

  Is determined, in our sole discretion, to be not in the best interests of other policy owners; or

  Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive. We reserve the right to modify our excessive trading policy at any time, without prior notice and in our sole discretion, based on, among other factors, the best interests of policy owners, fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions may include:

  Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and

  Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

The Company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

Conversion to a Guaranteed Policy. During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

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Partial Withdrawals

You may withdraw part of your policy's surrender value. A partial withdrawal must be at least $500. The maximum partial withdrawal you may take is your net policy value on the date of the partial withdrawal minus loan interest to the end of the policy year and the partial withdrawal fee. If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

We charge a fee of $10 for each partial withdrawal. See Transaction Fees and Charges - Partial Withdrawal Fee, page 24.

We will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request.

Effects of a Partial Withdrawal. We will reduce your policy value by the amount of the partial withdrawal plus the partial withdrawal fee.

Under death benefit option 1, a partial withdrawal will reduce the amount of your insurance coverage by the amount of a partial withdrawal plus the partial withdrawal fee unless the reduction would not affect your total death benefit on the date of the withdrawal.

Under death benefit option 2, a partial withdrawal will not reduce the amount of your insurance coverage.

Under death benefit option 3, a partial withdrawal will reduce the amount of your insurance coverage by the amount that the sum of all your partial withdrawals plus the partial withdrawal fees exceeds the total premium we have received from you since the policy date, unless the reduction would not affect your total death benefit on the date of the withdrawal.

Any reduction in insurance coverage will first reduce your Term Insurance Rider coverage, if any, and then your base insurance coverage.
Any reduction in insurance coverage or policy value will occur as of the date that the partial withdrawal is processed.

If a partial withdrawal reduces the amount of insurance coverage, the amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of base insurance coverage after the withdrawal would be less than $25,000.
A partial withdrawal may have adverse tax consequences depending on the circumstances. See TAX CONSIDERATIONS - Tax Status of the Policy, page 44.

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Termination of Coverage
Your insurance coverage will continue under the policy until you surrender your policy or it lapses.
Surrender

You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

If you surrender your policy within the first two policy years, the surrender value may include a refund of a portion of the premium expense and base policy acquisition charges previously deducted. Surrender of your policy may have adverse tax consequences. See TAX CONSIDERATIONS - Distributions Other than Death Benefits, page 45.

Lapse
Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
Your net policy value is enough to pay the periodic fees and charges when due; or After age 100, your policy value exceeds your outstanding loan amount plus accrued loan interest.

Grace Period. If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges for the optional Term Insurance Rider benefits, if applicable, for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and the Term Insurance Rider, if applicable, lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

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If the insured person dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

If your policy lapses, any distribution of policy value may be subject to current taxation. See TAX CONSIDERATIONS - Distributions Other than Death Benefits, page 45.
Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and the Term Insurance Rider, if applicable, by written request any time within five years after the beginning of the grace period which ended with the lapse of your policy. A policy that was surrendered may not be reinstated.

To reinstate the policy and the Term Insurance Rider, if applicable, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the 61-day grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a competent adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. See Distributions Other Than Death Benefits - Modified Endowment Contracts, page 46.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

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Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

We do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium test."

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. See TAX CONSIDERATIONS - Tax Treatment of Policy Death Benefits, page 45.

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Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each sub-account must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy. If it is determined that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

ING Corporate Advantage VUL - 45

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

  All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;

  Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and

  A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 1/2, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Internal Revenue Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

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Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first fifteen policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of preferred loans are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters
Policy Loans

In general, interest on a loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with certain loans available through the policy are uncertain. Before taking out a loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

ING Corporate Advantage VUL - 47

Continuation of a Policy

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 95th birthday (if using the guideline premium test) or 100th birthday (if using the cash value accumulation test) are unclear. For example, in certain situations it is possible that after the insured person reaches age 95 under a policy using the guideline premium test (or age 100 under a policy using the cash value accumulation test), the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a tax adviser if you intend to keep the policy in force after the insured person reaches age 95 if using the guideline premium test (or age 100 under a policy using the cash value accumulation test).

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

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If we make any change of this type, it applies the same way to all affected policies.
Any increase in your death benefit will cause an increase in your cost of insurance charges.
Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy with various arrangements, including:
Non-qualified deferred compensation or salary continuance plans; Split dollar insurance plans; Executive bonus plans; Retiree medical benefit plans; and Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

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Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.
ADDITIONAL INFORMATION
General Policy Provisions
Your Policy
The policy is a contract between you and us and is the combination of:

  Your policy;

  A copy of your original application and applications for benefit increases or decreases;

  Your Term Insurance Rider, if applicable;

  Your endorsements;

  Your policy schedule pages; and

  Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.
A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.
Guaranteed and Simplified Issue Underwriting

We may offer policies on a guaranteed issue or simplified issue underwriting basis for certain individuals, groups or sponsored arrangements. We issue these policies up to a preset face amount with reduced evidence of insurability. These policies carry different cost of insurance rates for than fully underwritten policies. The cost of insurance rates under these circumstances may depend on the:

The basis for underwriting the policies; Issue age of the insured person; and Risk class of the insured person.

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Generally, most guaranteed issue and simplified issue policies have higher overall charges for insurance than similar fully underwritten policies issued in the standard rate classes. This means that an insured person in a group or sponsored arrangement could get individual fully underwritten insurance coverage at a lower overall cost.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no younger than age 20 and no older than age 75.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS - Other Tax Matters, page 47.

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Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS - Other Tax Matters, page 47.

Incontestability

After your policy has been in force and the insured person is alive for two years from (1) the policy date, (2) the effective date of an increase in any other benefit or (3) reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.
Suicide
If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
The total premium we receive to the time of death; minus Outstanding loan account value plus accrued loan interest; minus Partial withdrawals taken.

We make a limited payment to the beneficiaries for any increase if the insured person commits suicide (while sane or insane), within two years of the effective date of any increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

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Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy entering the 61-day grace period or lapsing. See Termination of Coverage - Lapse, page 42. See also Premium Payments - Premium Payments Affect Your Coverage, Page 22.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.
Transaction Processing
Generally, within seven days of when we receive all information required to process a payment, we pay:
Death benefit proceeds; Surrender value; Partial withdrawals; and Loan proceeds.
We may delay processing these transactions if:

  The New York Stock Exchange is closed for trading;

  Trading on the New York Stock Exchange is restricted by the SEC;

  There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and

  A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.
We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.
We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

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Notification and Claims Procedures
Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:

Make transfers; Change premium allocations; Change your dollar cost averaging and automatic rebalancing programs; Request partial withdrawals; and Request a loan.
Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
Requiring some form of personal identification; Providing written confirmation of any transactions; and Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. See Transfers - Limits on Frequent or Disruptive Transfers, page 39.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

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Non-Participation
Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.
Advertising Practices and Sales Literature
We may use advertisements and sales literature to promote this product, including:

  Articles on variable life insurance and other information published in business or financial publications;

  Indices or rankings of investment securities; and

  Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:

  Option 1 - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;

  Option 2 - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;

  Option 3 - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;

  Option 4 - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and

  Option 5 - Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

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Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. See Transaction Fees and Charges - Excess Illustration Fee, page 24.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy.

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We pay distribution allowances as follows:

  Up to 35% of target premium we receive during the first policy year; plus

  Up to 6% of target premium we receive during policy years 2 through 10; plus

  Up to 2% of premium we receive in excess of target premium during policy years 1 through 10.

Target premium is determined based on the age and gender of the insured person and is used to determine the sales compensation we pay.

Additionally, beginning in the eleventh policy year we pay 0.20% annually of the net policy value as a trail commission. Further, agents/registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.

In addition to these distribution allowances/commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

  Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as reduction or elimination or the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on insurance sales;

  Wholesaler fees and marketing allowances based on aggregate commissions paid during the year;

  Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

  Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests directly based on sales of this product; and

  Certain overrides and other benefits, which may include cash compensation, based on the amount of earned commissions, agent/representative recruiting, and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include acquisition charges.
Trading - Industry Developments

Like many financial services companies, the company and certain of its U.S. affiliates ("ING U.S.") have received formal and informal requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading of mutual fund shares. In each case ING U.S. has cooperated fully with each request. The company is also reviewing its policies and procedures in this area.

ING Corporate Advantage VUL - 57

Legal Proceedings
We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the policy.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

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APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors
Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 - 99	1.00
45	2.15	54	1.57	63	1.24	72	1.11	100+	1.01
46	2.09	55	1.50	64	1.22	73	1.09
47	2.03	56	1.46	65	1.20	74	1.07
48	1.97	57	1.42	66	1.19	75 - 90	1.05

Cash Value Accumulation Test Factors
The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the fixed account of the policy and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, risk class and gender (unless unisex rates apply) of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the applicable net single premium per dollar of paid up whole life insurance.

A-1
APPENDIX B

The following chart lists the funds, the investment advisers and subadvisers to the funds and summary information regarding the investment objective of each fund. For information about each fund's expenses, see the Fund Expense Table on page 12 of this prospectus. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/Subadviser	Investment Objective
American Growth Fund - Class 2	Investment Adviser: Capital Research and Management Company
American Growth - Income Fund - Class 2	Investment Adviser: Capital Research and Management Company
American International Fund - Class 2	Investment Adviser: Capital Research and Management Company
Fidelity® VIP Asset Manager SM Portfolio - Service Class

Investment Adviser:
Fidelity Management & Research Company
Subadvisers:
Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; Fidelity Investments Money Management, Inc.; FMR Co., Inc.

Fidelity® VIP Growth Portfolio - Service Class	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.
Fidelity® VIP Overseas Portfolio - Service Class

Investment Adviser:
Fidelity Management & Research Company
Subadvisers:
Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.

B-1

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Evergreen Health Sciences Portfolio - Class S	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Evergreen Omega Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING FMR Earnings Growth Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Hard Assets Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING JP Morgan Value Opportunities Portfolio - Class S	Investment Adviser: Directed Services, Inc. Subadvisers:
ING JP Morgan Small Cap Equity Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Legg Mason Value Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Liquid Assets Portfolio - Class S	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Marsico Growth Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Marsico International Opportunities Portfolio - Class S	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Mercury Focus Value Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING MFS Mid Cap Growth Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:

B-2

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING MFS Total Return Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING MFS Utilities Portfolio - Class S	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Pioneer Mid Cap Value Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Pioneer Portfolio - Class S	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Salomon Brothers Investors Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Stock Index Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING T. Rowe Price Capital Appreciation Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING T. Rowe Price Equity Income Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING UBS U.S. Balanced Portfolio - Class S	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Van Kampen Equity Growth Portfolio - Class I	Investment Adviser: Directed Services, Inc. Subadvisers:
ING Baron Small Cap Growth Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:

B-3

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING JP Morgan Mid Cap Value Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING Oppenheimer Global Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING Oppenheimer Strategic Income Portfolio - S Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING PIMCO Total Return Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING Salomon Brothers Aggressive Growth Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING UBS U.S. Allocation Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING Van Kampen Comstock Portfolio - I Class	Investment Adviser: ING Life Insurance and Annuity Company Subadvisers:
ING VP Government Securities Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP High Yield Bond Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:

B-4

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING VP Index Plus LargeCap Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP Index Plus MidCap Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP Index Plus SmallCap Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP Intermediate Bond Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP MagnaCap Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP MidCap Opportunities Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP Real Estate Portfolio - Class S	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP SmallCap Opportunities Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP Strategic Allocation Balanced Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP Strategic Allocation Growth Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
ING VP Strategic Allocation Income Portfolio - Class I	Investment Adviser: ING Investments, LLC Subadvisers:
Neuberger Berman AMT Growth Portfolio - Class I	Investment Adviser: Neuberger Berman Management, Inc. Subadvisers: Neuberger Berman, LLC

B-5

Fund Name	Investment Adviser/Subadviser	Investment Objective
Neuberger Berman AMT Limited Maturity Bond Port. - Class I	Investment Adviser: Neuberger Berman Management, Inc. Subadvisers: Neuberger Berman, LLC
Pioneer Small Cap Value VCT Portfolio - Class I	Investment Adviser: Pioneer Investment Management, Inc.
Putnam VT Small Cap Value Portfolio - Class IB	Investment Adviser: Putnam Investment Management, LLC
Van Eck Worldwide Emerging Markets Fund	Investment Adviser: Van Eck Associates Corporation
[Investment objectives to be added in the pre-effective amendment.]

B-6
MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

  Statement of Additional Information ("SAI") - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

Page
General Information and History	2
Performance Reporting and Advertising	3
Experts	4
Financial Statements	5
Financial Statements of Security Life Separate Account L1	S - 1
Unaudited Financial Statements of Security Life Separate Account L1 for the Nine-Month Period Ended September 30, 2004	US - 1
Statutory Basis Financial Statements of Security Life of Denver Insurance Company	F - 1
Unaudited Statutory-Basis Financial Statements of Security Life of Denver Insurance Company for the Nine-Month Period Ended September 30, 2004............................	UF - 1

A personalized illustration of policy benefits - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. See Transaction Fees and Charges - Excess Illustration Fee, page 24.

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:
Customer Service Center P.O. Box 724927 Atlanta, GA 30119 1-866-790-1988

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-08292 1933 Act file No. 333-XXXXXX
ING CORPORATE ADVANTAGE VUL
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
SECURITY LIFE OF DENVER INSURANCE COMPANY
and its
SECURITY LIFE SEPARATE ACCOUNT L1

Supplement dated February 11, 2005

This supplement amends certain information contained in the most recent variable universal life insurance policy prospectus. Please read it carefully and keep it with your prospectus for future reference.

______________________________________________________________________

The "Trading - Industry Developments" section of the prospectus is hereby deleted and replaced with the following:

Trading - Industry Developments

Like many financial services companies, the company and certain of its U.S. affiliates ("ING U.S.") have received formal and informal requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading of mutual fund shares which are available through its variable insurance products or are offered separately. ING U.S. has cooperated fully with each request.

Internal Review

In addition to responding to regulatory and governmental requests, management of ING U.S., on its own initiative, has conducted, through independent special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING U.S. insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties, ING U.S. investment professionals and other ING U.S. personnel. The internal review related to mutual fund trading is now substantially completed. Of the millions of customer relationships that ING U.S. maintains, the internal review identified several isolated arrangements through which third parties were allowed to engage in frequent trading of mutual funds within ING U.S. variable insurance and mutual fund products. The internal review also identified other circumstances where frequent trading occurred despite measures taken by ING U.S. which were intended to combat market timing. Each of these arrangements has been terminated and was fully disclosed to regulators. The results of the internal review were also reported to the independent trustees of ING Funds (U.S.).

More specifically, these arrangements included the following:

  ING U.S. has identified three arrangements, dating from 1995, 1996 and 1998, under which the administrator to the then-Pilgrim Funds, which subsequently became part of the ING Funds (U.S.), entered into formal and informal arrangements that permitted frequent trading. ING Funds Distributor, LLC ("IFD") has received a notice from the staff of NASD informing IFD that it has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and certain provisions of the federal securities laws in connection with these arrangements. As permitted under NASD procedures, IFD may respond to the NASD staff before the staff makes a final recommendation.

  Aeltus Investment Management, Inc. (a predecessor entity to ING Investment Management Co.) has identified two investment professionals who engaged in extensive frequent trading in certain ING Funds (U.S.). One was subsequently terminated for cause and incurred substantial financial penalties in connection with this conduct and the second has been disciplined.

######	Page 1 of 2	February 2005

    ReliaStar Life Insurance Company ("ReliaStar") entered into agreements seven years ago permitting the owner of policies issued by the insurer to engage in frequent trading and to submit orders until 4 p.m. Central Time. In 2001, ReliaStar also entered into a selling agreement with a broker-dealer that engaged in frequent trading. Employees of ING U.S. were terminated and/or disciplined in connection with these matters.

    In 1998, Golden American Life Insurance Company (currently known as ING USA Annuity and Life Insurance Company) entered into an arrangement permitting a broker-dealer to frequently trade up to certain specific limits in a fund available through one of its variable annuity products. No employee responsible for this arrangement remains at ING U.S.

  Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. The ING U.S. companies in question did not receive special benefits in return for any of these arrangements, which have all been terminated.

  ING U.S. is committed to conducting its businesses with the highest standards of ethical conduct with zero tolerance for noncompliance. Accordingly, management of ING U.S. was disappointed that its voluntary internal review identified the situations described above. Viewed in the context of the breadth and magnitude of its business as a whole, management does not believe the ING U.S. companies had systemic ethical or compliance issues in these areas. Nonetheless, given management's refusal to tolerate any lapses, the steps noted below have been taken, and it continues to seek opportunities to further strengthen the internal controls of the ING U.S. businesses.

Commitment to Customers

    ING U.S. has agreed with the ING Funds (U.S.) to indemnify and hold harmless the ING Funds (U.S.) from all damages resulting from wrongful conduct by ING U.S. or its employees or from ING U.S.'s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the Securities and Exchange Commission. ING U.S. management believes that the total amount of any indemnification obligations will not be material to ING U.S. or its businesses.

ING U.S. updated its Code of Conduct for employees reinforcing its employees' obligation to conduct personal trading activity consistent with the law, disclosed limits, and other requirements.

  The ING Funds (U.S.), upon a recommendation from ING U.S., updated their respective Codes of Ethics applicable to investment professionals with ING U.S. entities and certain other fund personnel, requiring such personnel to pre-clear any purchases or sales of ING Funds (U.S.) that are not systematic in nature (i.e., dividend reinvestment), and imposing minimum holding periods for shares of ING Funds (U.S.).

  ING U.S. instituted excessive trading policies for all customers in its variable insurance and retirement products and for shareholders of the ING Funds (U.S.) sold to the public through financial intermediaries. ING U.S. does not make exceptions to these policies.

ING U.S. reorganized and expanded its U.S. Compliance Department, and created an Enterprise Compliance team to enhance controls and consistency in regulatory compliance.
Requests for Information from New York Attorney General

  As has been widely reported in the media, the New York Attorney General's office ("NYAG") is conducting broad investigations regarding insurance quoting and brokerage practices. ING U.S. has been subpoenaed in this regard, and is cooperating fully with these NYAG requests for information.

ING U.S. believes that its practices are consistent with our business principles and our commitment to our customers.
At this time, in light of the current regulatory focus, ING U.S. is actively engaged in reviewing whether any modifications in our practices are appropriate for the future.

######	Page 2 of 2	February 2005

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SECURITY LIFE SEPARATE ACCOUNT L1 OF SECURITY LIFE OF DENVER INSURANCE COMPANY
Statement of Additional Information dated February 11, 2005
ING Corporate Advantage Variable Universal Life Insurance Policy

  This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Corporate Advantage VUL prospectus dated February 11, 2005. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

  A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's customer service center at P.O. Box 724927, Atlanta, GA 30119, by calling 1-866-790-1988, or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.
TABLE OF CONTENTS
Page
General Information and History	2
Performance Reporting and Advertising	2
Experts	4
Financial Statements	4
Financial Statements of Security Life Separate Account L1	S - 1
Unaudited Financial Statements of Security Life Separate Account L1 for the Nine-Month Period Ended September 30, 2004	US - 1
Statutory-Basis Financial Statements of Security Life of Denver Insurance Company	F - 1
Unaudited Statutory-Basis Financial Statements of Security Life of Denver Insurance Company for the Nine-Month Period Ended September 30, 2004	UF - 1

GENERAL INFORMATION AND HISTORY

  Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

  We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

  Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

  The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

  Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUB-ACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

  With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

2

  Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

  We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

  Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

  To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

3

EXPERTS

  The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2003 and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended and the statutory-basis financial statements of Security Life of Denver Insurance Company as of December 31, 2003 and 2002 and for the years then ended, appearing in this Statement of Additional Information, have been audited by ______________________________, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS
The financial statements of the variable account reflect the operations of the variable account as of December 31, 2003, and for the year then ended and are audited.

  The statutory-basis financial statements of the company as of December 31, 2003 and 2002 and for the years then ended are audited. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The periods covered are not necessarily indicative of the longer term performance of the company.

The financial statements of Security Life Separate Account L1 and Security Life of Denver Insurance Company for the Nine-month period ended September 30, 2004, appearing herein, are unaudited.
The primary business address of _____________________ is _____________________________________.
[To be completed in the pre-effective amendment.]

4
SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2003

Contents

Page
Report of Independent Auditors	S - X

Audited Financial Statements

Statements of Assets and Liabilities	S - X
Statements of Operations	S - X
Statements of Changes in Net Assets	S - X
Notes to Financial Statements	S - X

[FINANCIALS TO BE FILED IN THE PRE-EFFECTIVE AMENDMENT.]

S - 1
SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Unaudited Financial Statements
Nine-Month Period Ended September 30, 2004

Contents

Page
Unaudited Financial Statements

Unaudited Statements of Assets and Liabilities	US - X
Unaudited Statements of Operations	US - X
Unaudited Statements of Changes in Net Assets	US - X
Notes to Unaudited Financial Statements	US - X

[UNAUDITED FINANCIALS TO BE FILED IN THE PRE-EFFECTIVE AMENDMENT.]

US - 1
SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements - Statutory Basis
Years ended December 31, 2003 and 2002

Contents

Page
Report of Independent Auditors	F - X

Audited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis	F - X
Statements of Operations - Statutory Basis	F - X
Statements of Changes in Capital and Surplus - Statutory Basis	F - X
Statements of Cash Flows - Statutory Basis	F - X
Notes to Financial Statements - Statutory Basis	F - X

[FINANCIALS TO BE FILED IN THE PRE-EFFECTIVE AMENDMENT.]

F - 1
SECURITY LIFE OF DENVER INSURANCE COMPANY
Unaudited Financial Statements - Statutory Basis
Nine-Month Period Ended September 30, 2004

Contents

Page
Unaudited Financial Statements - Statutory Basis

Unaudited Balance Sheets - Statutory Basis	UF - X
Unaudited Statements of Operations - Statutory Basis	UF - X
Unaudited Statements of Changes in Capital and Surplus - Statutory Basis	UF - X
Unaudited Statements of Cash Flows - Statutory Basis	UF - X
Notes to Unaudited Financial Statements - Statutory Basis	UF - X

[UNAUDITED FINANCIAL STATEMENTS TO BE FILED IN THE PRE-EFFECTIVE AMENDMENT.]

UF - 1

Part C
OTHER INFORMATION

Item 26	Exhibits

(a)	(1)

  Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)	Not Applicable.
(c)	(1)

  Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2)

  Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

(3)

  Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 23, 1999; File No. 33-74190.)

(4)

  Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(5)

  Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(6)

  Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(7)

  First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(8)

  Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(9)

  Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 30, 1997; File No. 33-88148.)

(10)

  Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)

(11)

  Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(12)

  Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(d)	(1) Specimen Variable Universal Life Insurance Policy [To be filed in the pre-effective amendment.]
(2) Adjustable Term Insurance Rider [To be filed in the pre-effective amendment.]
(e)	(1) Specimen Variable Life Insurance Application. [To be filed in the pre-effective amendment.]
(f)	(1)

  Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2)

  Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(3)

  Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4)

  Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g)	Not Applicable.
(h)	(1)

  Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(2)

  Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3)

  Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4)

  Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5)

  Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(6)

  Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(7)

  Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(8)

  Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(9)

  Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(10)

  Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Investments, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(11)

  Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(12)

  Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(13)

  Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(14)

  Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(15)

  Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(16)

  First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(17)

  Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(18)

  Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(19)

  First Amendment to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(20)

  First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(21)

  Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(22)

  First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(23)

  Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(24)

  First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(25)

  Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(26)

  Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(27)

  Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(28)

  Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(29)

  Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(30)

  Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(31)

  Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(32)

  Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(33)

  Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(34)

  Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(35)

  Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(36)

  Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(37)

  Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(38)

  Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(39)

  Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(40)

  Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(41)

  Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(42)

  Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(43)

  Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(44)

  Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(45)

  Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(46)

  Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(47)

  Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(48)

  Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(49)

  Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(50)

  Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(51)

  Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(52)

  Form of Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(53)

  Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(54)

  Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(55)

  Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(56)

  Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(57)

  Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(58)

  Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(59)

  Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(60)

  Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(61)

  Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(62)

  Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(63)

  Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(64)

  Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(65)

  Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(66)

  Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(67)

  Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(68)

  Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(69)

  Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(70)

  Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(71)

  Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(72)

  Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(73)

  Amendment No. 1 to Expense Allocation Agreement between AIM Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(74)

  Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(75)

  First Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(76)

  Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(77)

  Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(78)

  Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(79)

  Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(80)

  Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(81)

  Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(82)

  Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(83)

  Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(84)

  Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(85)

  Service Agreement with Investment Advisor between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(86)

  Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(87)

  Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(88)

  Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(89)

  Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post Effective Amendment No. 9 to the Form N 6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333 50278.)

(90)

  Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post Effective Amendment No. 9 to the Form N 6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333 50278.)

(91)

  Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(92)

  Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(93)

  Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(i)	Not Applicable.

(j)	Not Applicable.

(k)	Opinion and Consent of Counsel. [To be filed in the pre-effective amendment.]

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm. [To be filed in the pre-effective amendment.]

(o)	All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)	Not Applicable.

(q)	Not Applicable.

(r)	Powers of Attorney.

Item 27	Directors and Officers of the Depositor
Name and Principal Business Address	Positions and Offices with Depositor
Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401.	Senior Vice President
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Shaun P. Mathews, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Roger W. Fisher, 5780 Powers Ferry Road, NW., Atlanta, GA 30327	Vice President and Chief Accounting Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA	Vice President and Treasurer
Carol S. Stern, 1501 M Street N.W., Suite 430, Washington, DC 20005	Vice President and Chief Compliance Officer
Beth Shanker, 1290 Broadway, Denver, CO 80203	Vice President, Compliance
Pamela S. Anson, 2000 21st Avenue N.W., Minot, ND 58703	Vice President
Scott V. Carney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President
Shari A. Enger, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President
Chad M. Eslinger 2000 21st Avenue N.W., Minot, ND 58703	Vice President
Deborah Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Barry G. Ward, 5780 Powers Ferry Road, NW., Atlanta, GA 30327	Vice President
David Wilkin, 1290 Broadway, Denver, CO 80203	Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Item 28	Persons Controlled by or Under Common Control with the Depositor or the Registrant

  Incorporated by reference to Item No. 26 in Post-Effective Amendment No. 2 to Registration Statement on Form N-4 for Separate Account B of ING USA Annuity and Life Insurance Company (File No. 333-90516), as filed on April 9 2004.

Item 29	Indemnification

  Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of Colorado, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass Security Life, as depositor, as well as ING America Equities, Inc., as the principal underwriter. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

  Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30	Principal Underwriters
(a)

  Other Activity. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York, ReliaStar Life Insurance Company and Southland Life Insurance Company.

(b)	Management of ING America Equities, Inc.
Name and Principal Business Address	Positions and Offices with Underwriter
David P. Wilken, 20 Washington Avenue South, Minneapolis, MN 55401	Director, President and Chief Executive Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Mark A. Smith, 2000 21st Avenue N.W., Minot, ND 58703	Director and Vice President
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Pamela S. Anson, 2000 21st Avenue N.W., Minot, ND 58703	Vice President
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Vice President
Frederick C. Litow, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President and Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Eric G. Banta, 1290 Broadway, Denver, CO 80203	Assistant Secretary

(c)	Compensation From the Registrant.
(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	2003 Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
ING America Equities, Inc.	$0	$0	$25,934,458	$926,418
*	Compensation shown in column 5 includes: marketing allowances.

Item 31	Location of Accounts and Records

  Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32	Management Services
None.
Item 33	Fee Representations

  Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, Security Life Separate Account L1 of Security Life Insurance Company, has duly caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford and in the State of Connecticut on the 1st day of December, 2004.

SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)

By:	/s/ Mark A. Tullis*
Mark A. Tullis
President
(principal executive officer)
Pursuant to the requirements of the Securities Act of 1933, this Initial Registration has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title

/s/ Mark A. Tullis*	President
Mark A. Tullis	(principal executive officer)

/s/ Thomas J. McInerney*	Director
Thomas J. McInerney

/s/ Kathleen A. Murphy*	Director
Kathleen A. Murphy		December
1, 2004
/s/ Catherine H. Smith*	Director
Catherine H. Smith

/s/ Jacques de Vaucleroy*	Director
Jacques de Vaucleroy

/s/ David A. Wheat*	Director, Senior Vice President and Chief Financial Officer
David A. Wheat	(principal financial officer)

/s/ Roger W. Fisher*	Vice President and Chief Accounting Officer
Roger W. Fisher	(principal accounting officer)

By:	/s/ J. Neil McMurdie
J. Neil McMurdie
* Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit

26(d)(1)	Specimen Variable Universal Life Insurance Policy*

26(d)(2)	Adjustable Term Insurance Rider*

26(e)(1)	Specimen Variable Life Insurance Application*

26(k)	Opinion and Consent of Counsel*

26(n)	Consent of Independent Registered Public Accounting Firm*

26(r)	Powers of Attorney
*	To be filed in the pre-effective amendment.